140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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United States Securities and Exchange Commission	Madrid	Washington, D.C.
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:                                         Max A. Webb, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 5 to the Registration Statement on Form S-1
Filed April 3, 2014
CIK No. 333-192476

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2013 and amended on each of December 27, 2013, January 17, 2014, February 28, 2014, March 19, 2014 and April 3, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 6, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 6 has been revised to reflect the Company’s responses to the comments received on April 15, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

April 16, 2014

General

1.                          Please include the disclosure required by Item 201(a)(2) of Regulation S-K regarding shares eligible for future sale pursuant to Rule 144.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 6 to include a section entitled “Shares Eligible for Future Sale” starting on page 184.

Cover Page of Prospectus

2.                          You state here and elsewhere that to the extent that there is insufficient interest in shares of Fantex Series Vernon Davis, this offering may be cancelled and no shares of Fantex Series Vernon Davis would be sold to the public. Given that this is being represented to investors as an all or none offering, it appears more appropriate to state that this offering will be cancelled if there is insufficient interest in the shares. Please revise throughout accordingly.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 6 throughout to clarify that the offering of Fantex Series Vernon Davis will be cancelled if there is insufficient interest in the shares.

Risk Factors, page 37

The price of our Fantex Series Vernon Davis might fluctuate, page 74

3.                          We note that Fantex Holdings may purchase up to 47.5% of the shares offered pursuant to this registration statement. Please revise this risk factor to disclose, if true, that after the lock-up period the shares of Fantex Series Vernon Davis held by Fantex Holdings will only be sold in registered offerings and any future sales of such shares may depress the price of Fantex Series Vernon Davis shares.

Response:                                         In response to the Staff’s comment, the Company has revised the risk factor on page 74 of Amendment No. 6 to disclose that after the lock-up period the shares of Fantex Series Vernon Davis held by Fantex Holdings will only be sold in registered offerings and any future sales of such shares may depress the price of Fantex Series Vernon Davis shares.

Underwriting (Conflicts of Interest), page 177

4.                          If true, please disclose that Fantex Holdings has indicated an interest to purchase up to 200,000 shares of Fantex Series Vernon Davis in this offering in order to meet the specified minimum number of shares, which in the case of an “all or none” offering is all. Please also discuss whether Fantex Holdings will still participate in the offering if it is fully subscribed or oversubscribed. Please revise the prospectus cover page in this manner as well.

Response:                                         In response to the Staff’s comment, the Company has revised the cover page and pages 20, 166, 177 and 184 of Amendment No. 6 accordingly to reflect that Fantex Holdings will be purchasing standby shares only in order to meet the number of shares specified on the cover page of the Registration Statement in this “all or none” offering.

April 16, 2014

5.                          Please tell us whether you consider the possibility of Fantex Holdings purchasing in the offering to be a material change, particularly with respect to Exchange Act Rule 10b-9. If so, please tell us how you intend to communicate the material changes regarding Rule 10b-9 to investors who have placed conditional offers and whether you intend to follow the procedures as disclosed on page 179 to address material changes.

Response:                                         The Company advises the Staff that it conservatively assumes the possibility of Fantex Holdings purchasing in the offering to be a material change with respect to the terms of this offering and accordingly will send a notice to investors, at the email address on file with FBS, indicating that there has been a material change to the prospectus available to the investor since the time of such investor’s original reservation and will require that potential investors reconfirm their reservations that they have submitted in the offering, as disclosed on page 179 of Amendment No. 6.

6.                          You state in the Acceptance of Offers section on page 181 that if you do not receive sufficient reservations to sell all of the shares being offered that you and FBS will either cancel all reservations or revise the offering. Please tell us under what circumstances you would revise the offering to address insufficient reservations and explain why such revisions would not be material. Additionally, please tell us whether you would return all funds to investors to the extent funds are in escrow and, if not, how this would be consistent with Rules 10b-9 and 15c2-4.

Response:                                         The Company advises the Staff that it does not intend to further revise the offering to address insufficient reservations, but instead intends for Fantex Holdings to participate in the offering by purchasing up to 200,000 standby shares in the offering to the extent necessary to meet the reservations for the number of shares specified on the cover page of the Registration Statement. In response to the Staff’s comment, the Company has revised page 181 of Amendment No. 6 accordingly. The Company confirms that if it does not receive sufficient reservations to sell all of the shares being offered in this offering and therefore cancels this offering, no funds will be withdrawn from investor accounts and FBS will send a notice to investors, at the email address on file with FBS, informing the investors that the offering for shares of Fantex Series Vernon Davis has been cancelled.

7.                          Please tell us under what circumstances or conditions Fantex Holdings may seek to dispose of or hedge any shares of or securities convertible into or exchange for Fantex Series Vernon Davis within 180 days of the prospectus date. Otherwise, please revise to clarify that Fantex Holdings will not dispose of or hedge any shares of Fantex Series Vernon Davis prior to the expiration of the 180 day lock-up period.

Response:                                         In response to the Staff’s comment, the Company has revised page 177 of Amendment No. 6 to clarify that Fantex Holdings will not dispose of or hedge any shares of Fantex Series Vernon Davis prior to the expiration of the 180 day lock-up period.

April 16, 2014

8.                          Please tell us why you believe “directed share program” is an appropriate name for potential purchases in this offering by Fantex Holdings. We are unaware of any other directed share program which involves such a large percentage of shares being purchased by an affiliate of the underwriter or of one in connection with a best efforts offering.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 6 throughout to indicate that the shares to be purchased by Fantex Holdings are standby shares to be sold to Fantex Holdings by FBS only to the extent that FBS is otherwise unable to locate other qualified purchasers for the shares of Fantex Series Vernon Davis offered pursuant to the Registration Statement at the initial public offering price.

Exhibit Index

9.                          Please file a revised form of underwriting agreement to account for the directed share program and the lock-up agreement or explain why you do not intend to modify the previously filed form of underwriting agreement.

Response:                                         The Company has filed a revised Form of Underwriting Agreement as an exhibit to Amendment No. 6 to reflect the potential sale of standby shares to Fantex Holdings and Fantex Holdings’ agreement to a 180-day lock-up period with respect to these standby shares.

* * * * * *

April 16, 2014

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 6 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP